SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934

                                Amendment No. 2


                                 SEPRACOR INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.10 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  817315 10 4
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Marion Merrell Dow Inc.                          Route 202-206
9300 Ward Parkway                                P.O. Box 2500
Kansas City, Missouri 64114                      Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 28, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ X ].


                                  Page 1 of 18

                          Exhibit Index is at page 12

CUSIP No.  817315 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its             Marion Merrell Dow Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             1,111,111
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        1,111,111
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          1,111,111
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     5.93%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  817315 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[ X ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             1,111,111

Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        1,111,111
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          1,111,111
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     5.93%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  817315 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its        H Pharma Acquisition Corp.
     I.R.S. Identification Number            51-0363736
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[ X ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             1,111,111

Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        1,111,111
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          1,111,111
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     5.93%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed by Marion Merrell Dow Inc. ("MMD") dated June 2, 1993, with respect to the Common Stock of Sepracor Inc. (the "Issuer"), as amended through the date hereof. This Statement also constitutes the initial filing on Schedule 13D of Hoechst Corporation, a Delaware corporation ("Parent"), and H Pharma Acquisition Corporation, a Delaware corporation ("Acquisition"), which are filing jointly with MMD. This amendment is filed solely to report the possible indirect beneficial ownership of securities of the Issuer by Parent and Acquisition due to their acquisition of a majority ownership interest in MMD. Pursuant to Regulation S-T Item 101(a)(2)(ii), this amendment restates the entire text of MMD's Schedule 13D, as amended. ALL OF THE TRANSACTIONS DESCRIBED HEREIN BETWEEN MMD AND THE ISSUER OCCURRED IN 1993. Accordingly, this Statement on Schedule 13D is hereby amended and restated to read as follows:

ITEM 1.   SECURITY AND ISSUER.
- -------   --------------------

     The securities to which this Schedule relates are 1,111,111 shares (the "Shares") of common stock, par value $.10 per share ("Common Stock"), of Sepracor Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 33 Locke Drive, Marlborough, Massachusetts 01752.

ITEM 2.   IDENTITY AND BACKGROUND.
- -------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Marion Merrell Dow Inc., a Delaware corporation ("MMD"), with a principal place of business and principal office located at 9300 Ward Parkway, Kansas City, Missouri 64114-0480. The principal business of MMD is the discovery, development, manufacturing, marketing, and sale of pharmaceutical compounds for the treatment of human diseases. Information as to the executive officers and directors of MMD is set forth in Exhibit 99.C hereto.

     This Schedule also is filed on behalf of Hoechst Corporation, a Delaware corporation ("Parent"), and H Pharma Acquisition Corp., a
Delaware corporation ("Acquisition") and wholly-owned subsidiary of Parent. Parent is a wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). Parent is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Acquisition is a recently organized corporation that has not conducted any business except in connection with the acquisition of MMD common stock by Acquisition. The principal place of business and principal office of each of Parent and Acquisition is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of Parent, Acquisition, and Hoechst AG is set forth in Exhibit 99.D hereto.

     Parent and Acquisition beneficially own an aggregate of approximately 71.0% of the outstanding common stock of MMD. Parent and Acquisition are filing this Schedule with respect to their potential deemed indirect ownership of MMD's holdings of the Shares; however, Parent and Acquisition disclaim beneficial ownership of such securities.

     (d) - (e) During the last five years, neither MMD, Parent, nor Acquisition nor, to their knowledge, any of the persons listed in Exhibits 99.C and 99.D hereto, has been convicted in a criminal proceeding

(excluding traffic violations and similar misdemeanors). During the last five years, neither MMD, Parent, nor Acquisition nor, to their knowledge, any of the persons listed in Exhibits 99.C and 99.D hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- -------   --------------------------------------------------

     MMD purchased the Shares from the Issuer on June 2, 1993, for a purchase price aggregating $10,000,000 (approximately $9.00 per share). The source of funds for the purchase price was the working capital of MMD. None of the funds were borrowed or otherwise obtained for the purpose of acquiring the Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
- -------   -----------------------

     MMD acquired the Shares for investment pursuant to the terms of a Stock Purchase Agreement dated June 1, 1993, by and between MMD and the Issuer (the "Stock Purchase Agreement"), a copy of which is set forth as
Exhibit 99.A hereto.

     Concurrently with the execution of the Stock Purchase Agreement, the parties also entered into a license agreement (the "License Agreement") pursuant to which MMD will have the exclusive right to the Issuer's U.S. patent application covering claims for certain uses of the chemical compound terfenadine carboxylate (the "Compound"). The Compound is a metabolite of terfenadine, the active ingredient in Seldane , MMD's nonsedating antihistamine. MMD holds a composition of matter patent for the Compound and also has a pending U.S. use patent application. The License Agreement is a separate transaction from the Stock Purchase Agreement, the consideration for which is tied to the issuance and validity of any patent based on the Issuer's patent application and to future sales of the Compound if such sales would infringe any such patent in the absence of the License Agreement.

     MMD currently has no intention either to purchase additional shares of Common Stock or to dispose of any of the Shares, but may do so in the future depending on MMD's evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to MMD, prospects for MMD's own business, general economic conditions, money and stock market conditions, and other future developments.

     None of the Reporting Persons has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through
(j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
- -------   -------------------------------------

     (a) The Shares represent 5.93% of the Issuer's Common Stock outstanding at March 31, 1995. Neither Parent, Acquisition, nor any executive officer or director of MMD, Parent, or Acquisition beneficially owns any of the Shares other than through their beneficial ownership of MMD stock or stock of Hoechst AG. Neither Parent nor Acquisition beneficially owns any other shares of Common Stock except through its beneficial ownership of MMD stock. All executive officers and directors of MMD, Parent, and Acquisition beneficially own less than 1.0%, in the aggregate, of the outstanding common stock of MMD.

     (b) MMD has sole power to vote and sole power to dispose of the Shares. Neither Parent, Acquisition, nor any executive officer or director of either MMD, Parent, or Acquisition has any power to vote or to direct the vote, or to dispose or to direct the disposition of, the Shares except to the extent that Parent, Acquisition, or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with MMD, Parent, or Acquisition.

     (c) None. On June 28, 1995, Acquisition purchased an aggregate of approximately 71 percent of the outstanding common stock of MMD, as a result of which Parent and Acquisition may be deemed indirectly to beneficially own the Shares.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
- -------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     Other than the Stock Purchase Agreement, there are no contracts, arrangements, understandings or relationships between or among MMD, Parent, and/or Acquisition and any other person with respect to any securities of the Issuer. The following summary of the Stock Purchase Agreement is qualified in its entirety by reference to such Agreement, a copy of which is set forth as Exhibit 99.A hereto.

     The Stock Purchase Agreement provides for the sale to MMD of 1,111,111 shares of Common Stock for an aggregate purchase price of $10,000,000, and for registration of the Shares for sale to the public upon request by MMD either (i) incidental to a registration of Common Stock on behalf of the Issuer ("Piggyback Rights"), or (ii) at any time after December 31, 1993, for an offering of Shares having an anticipated aggregate offering price of at least $3,000,000 ("Demand Rights"). MMD may exercise its Demand Rights no more than twice. Both Demand Rights and Piggyback Rights expire on June 2, 1996. Substantially all of the costs of any such registration is to be paid by the Issuer, except for MMD's pro rata portion of underwriting discounts and MMD's legal expenses. MMD may transfer registration rights to any transferee of at least 100,000 Shares. The Stock Purchase Agreement also provides for indemnification and contribution among MMD, the Issuer, and any underwriter with respect to certain liabilities arising in connection with any such registration.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
- -------   ---------------------------------

     Exhibit 99.A Stock Purchase Agreement dated June 1, 1993, by and between MMD and the Issuer.

     Exhibit 99.B Agreement to File Jointly dated June 28, 1995, by and among MMD, Parent, and Acquisition.

     Exhibit 99.C   Information concerning directors and officers of MMD.

     Exhibit 99.D Information concerning directors and executive officers of Parent, Acquisition, and Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MARION MERRELL DOW INC.



Date: June 28, 1995                     By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President, Assistant
                                             General Counsel, and
                                             Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  June 28, 1995                    By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Secretary and Treasurer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        H PHARMA ACQUISITION CORP.



Date:  June 28, 1995                    By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President and Secretary

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
- -----------         ------------                                 ---------

   99.A Stock Purchase Agreement dated June 1, 1993, by and between MMD and the Issuer
               (incorporated by reference from Exhibit A to the Schedule 13D of MMD dated
               June 2, 1993, with respect to securities of the Issuer).

   99.B        Agreement to File Jointly by and among MMD,          13
               Parent, and Acquisition dated June 28, 1995

   99.C Information concerning directors and officers of MMD (incorporated by reference from Exhibit
               C to Amendment No. 1 to the Schedule 13D of MMD dated June 2, 1993, with respect to securities of the Issuer).

   99.D        Information concerning directors and executive       14
               officers of Parent, Acquisition, and Hoechst AG.